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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)


                               CARROLLTON BANCORP
                               ------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   145282 10 9
                                   -----------
                                 (CUSIP Number)



             CUSIP No. 145282 10 9                      Schedule 13G



1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

     William C. Rogers, Jr.
     ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not
     Applicable (Filing being made pursuant to 1934 Act Rule 13d-1(c)


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3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

5    SOLE VOTING POWER

          740

6    SHARED VOTING POWER

          127,946

7    SOLE DISPOSITIVE POWER

          740

8    SHARED DISPOSITIVE POWER

          127,946

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          128,686

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          Excludes shares owned by wife in which reporting person claims no beneficial interest.

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.10%

12   TYPE OF REPORTING PERSON

          IN

ITEM 1.

     (a)  Name of Issuer:

          Carrollton Bancorp

     (b)  Address of Issuer's Principal Executive Offices:

               344 N. Charles St., Suite 300
               Baltimore, Maryland 21201



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ITEM 2.

     (a)  Name of Person Filing:

               William C. Rogers, Jr.

     (b)  Address of Principal Business Office, if none, Residence:

               6 South Calvert Street
               Baltimore, Maryland 21202

     (c)  Citizenship:

               United States

     (d)  Title of Class of Securities:

               Common Stock

     (f)  CUSIP Number:

               145252 10 9

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  / /  Broker or Dealer registered under Section 15 of the Act.

          (b)  / /  Bank as defined in Section 3(a)(6) of the Act.

          (c)  / /  Insurance Company as defined in Section 3(a)(19) of the Act.

          (d) / / Insurance Company registered under Section 8 of the Investment Company Act.

          (e) / / Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940.

          (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1976 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F).

          (g)  / /  Parent Holding Company, in accordance with
                    240.13d-1(b)(ii)(G). (Note: See Item 7.)

          (h)  / /  Group, in accordance with 240.13d-1(b)(1)(ii)(H).

          Not Applicable; Filing is made pursuant to 1934 Act Rule 13d-1(c).

ITEM 4.

          (a)  Amount Beneficially Owned: See Row 9*
          (b)  Percent of Class: See Row 11.
          (c)  Number of shares as to which such person has:


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               (i)  sole power to vote or to direct the vote: See Row 5.
               (ii) shared power to vote or to direct the vote: See Row 6.
               (iii)sole power to dispose or to direct the disposition of: See
                    Row 7.
               (iv) shared power to dispose or to direct the disposition of: See
                    Row 8.

--------------------

     * Includes:

               (a) 36,705 shares owned by corporations of which the Reporting Person is a principal stockholder; Reporting Person expressly disclaims beneficial ownership of all of such shares.

               (b) 64,299 shares owned jointly as tenants by the entirety with Reporting Person's wife.

               (c) 26,942 shares owned by trusts of which Reporting Person is one of a number of trustees; Reporting Person expressly disclaims beneficial ownership of all of such shares.

ITEM 5. Ownership of Five Percent or Less of a Class

     Not Applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable.

ITEM 8. Identification and Classification of Members of the Group Not
        Applicable.

ITEM 9. Notice of Dissolution of Group

     Not Applicable.

ITEM 10.

     Not Applicable.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 11, 1999
                                        -----------------
                                               Date


                                        /s/ William C. Rogers, Jr.
                                        ---------------------------
                                             Signature


                                        William C. Rogers, Jr.
                                        ----------------------
                                                Name




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